UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2025

Commission file number: 001-42278

INNOVATION BEVERAGE GROUP LTD

(Translation of registrant’s name into English)

29 Anvil Road

Seven Hills, New South Wales, Australia, 2147

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On December 12, 2024, Innovation Beverage Group Limited (the “Company”) engaged Astra Audit & Advisory LLC (“Astra”) as its independent registered public accounting firm to audit the Company’s financial statements for the fiscal years ended December 31, 2024 and 2023, following approval by the Company’s Board of Directors and Audit Committee.

Astra replaces Accell Audit & Compliance, P.A. (“Accell”), which was dismissed on December 10, 2024. Accell’s audit reports on the Company’s financial statements for the fiscal years ended December 31, 2023 and 2022 did not contain an adverse opinion, disclaimer of opinion, or qualification. During the Company’s two most recent fiscal years and the interim period through Accell’s dismissal, there were no disagreements with Accell on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures. Prior to engaging Astra, the Company did not consult with Astra regarding any matters involving accounting principles, the type of audit opinion that might be rendered, or any reportable events.

The Company has provided Accell with a copy of this disclosure and requested that it furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made herein. A copy of that letter, dated April 22, 2025, is filed as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Letter of Accell Audit & Compliance, P.A., dated April 22, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Innovation Beverage Group Limited

Date: April 22, 2025	By:	/s/ Sahil Beri
		Name:	Sahil Beri
		Title:	Interim Chief Executive Officer